EXHIBIT 99.4

CONSENT OF Peter Allen

                In connection with the press release (“Press Release”) of Sandstorm Gold Ltd. (the “Company”) dated November 24, 2021 and filed on Form 6-K with the Securities and Exchange Commission, I, Peter Allen MAusIMM (CP, No 103637), consent to (i) the use of and references to my name in connection with the Press Release, as an expert or “qualified person”, who has reviewed, prepared or approved the disclosure of the scientific and technical information contained in the Press Release and the use of the technical report to be entitled “Hod Maden Project Feasibility Study – Technical Report NI 43-101”, or portions thereof, contained in the Press Release that I supervised the preparation of and/or was reviewed and approved by me (the “Technical Information”), (ii) the use and inclusion of the Technical Information in the written disclosure contained in the Press Release, and (iii) the incorporation by reference of the Press Release and Technical Information into the Company’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented.

DATE: November 24, 2021.

/s/ Peter Allen
Name: Peter Allen Title: Manager – Technical Services Company: GR Engineering Services Limited

GR ENGINEERING SERVICES LIMITED ABN 12 121 542 738 Tel: +61 8 6272 6000 Fax: +61 8 6272 6001 Email: gres@gres.com.au Website: www.gres.com.au PO Box 258, Belmont WA 6984 71 Daly Street, Ascot WA 6104